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EXHIBIT (a)(5)(F)

Form of Email Reminder to Option Holders

        This is a reminder that the deadline for submitting the Election Form and Transmittal Letter in regard to the stock option tender offer to exchange is 12:00 Midnight, Eastern Standard Time, on December 9, 2002 unless the offer is extended. You will be notified if the offer is extended.

        Regardless of whether you accept or reject the offer, you must properly complete, sign and deliver the election form and transmittal letter, or a facsimile of the same to me prior to the above stated deadline. Delivery by e-mail will not be accepted. The applicable forms may be faxed to my attention at (978) 614-4022. This is a private fax line.

        If you accept the offer, you also must return the option agreement or an affidavit of lost option agreement for each option you tendered for exchange. Upon receipt of your tender documentation, I will send you a confirmation of receipt stating whether your tender documentation is complete or incomplete. If you do not receive a confirmation of receipt from me, it is your responsibility to contact me at (978) 614-4374 to determine whether I received your election form and transmittal letter, and, if applicable, whether your tender documentation is complete or incomplete.

        Please carefully review the documents that were previously distributed to obtain more detailed information about the terms and conditions of the stock option tender offer to exchange.

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EXHIBIT (a)(5)(F)